

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

December 16, 2008

Roy C. Smith, President
Garner Investments, Inc.
P.O. Box 3412
Casper, WY 82602

> **Re: Garner Investments, Inc.**
> **Post-Effective Amendment No. 2 to Registration Statement**
> ** on Form S-1**
> **Filed November 26, 2008**
> **File No. 333-147368**

Dear Mr. Smith:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your disclosure that you intend to offer the 1,500,000 shares for sale on your behalf to the public "for up to 120 days after the effectiveness of the Registration Statement." Given that more than 120 days have passed since the effectiveness of your registration statement on Form S-1 on July 15, 2008, please provide updated disclosure throughout your filing regarding your plan of distribution.

Our Company Risk Factors, page 6

We are a reporting company, page 13

2.   We note your disclosure that you "are registered under the Securities Exchange Act, Section 12(g)." However, it appears that your common stock is not registered under the Exchange Act. Please advise. We note that you filed a Form 15 on October 12, 2004, as amended on March 22, 2005, to terminate your Exchange Act registration.

Market for Common Equity and Related Stockholder Matters, page 24

Rules Governing Low-Price Stocks That May Affect Our Shareholders' Ability to Resell Shares of Our Common Stock, page 25

3.   We note your disclosure that "after filing the registration statement in which this prospectus is included," you intend to solicit a broker to apply for quotation of your common stock on the OCTBB. Given the passage of time since you filed the original registration statement to which this post-effective amendment relates, please provide updated disclosure regarding such solicitation.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: L. Nicholson

        via facsimile

        Michael A. Littman, Esq.
        (303) 431-1567